Exhibit 99.1

Pulsenmore Receives Second AI Grant Within One Month: Israel Innovation Authority Approves $1.27 Million for SmartScan AI Program

The new grant brings the total AI grants approved for Pulsenmore over the past month to approximately $1.6 million, supporting two programs with a combined scope of approximately $3.12 million.

The program is designed to advance the next generation of home ultrasound through AI-powered real-time ultrasound analysis and dynamic guidance of the image acquisition process, with the goal of improving scan quality and consistency and enabling home ultrasound to be deployed at greater scale.

Ramat Gan, Israel, August 17, 2026 – Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a global leader in home ultrasound technology, today announced that the Israel Innovation Authority has approved a grant of $1.27 million for the Company’s SmartScan AI research and development program. The 12-month program is intended to develop technology combining artificial intelligence, and real-time feedback to independently guide pregnant women while performing ultrasound scans at home.

This is Pulsenmore’s second AI project to receive support from the Israel Innovation Authority within one month, further advancing the Company’s strategy to develop the next generation of home ultrasound.

SmartScan AI is designed to address one of the key challenges in ultrasound, the dependence on user skill to acquire high-quality images. The planned system will combine position data from a new transducer and guide the user until a suitable image is obtained. The goal is to reduce operator dependency and enable clinical teams to support a greater volume of remote examinations. Development is expected to draw on data from more than 250,000 clinical scans accumulated on the Company’s platform and include the optimization of advanced models for fast, on-device processing using Edge AI.

Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore, commented: “Receiving a second grant for an AI program within one month represents another vote of confidence in our technology and the Company’s strategic direction. We are building an AI layer that will operate across the process, from ultrasound image acquisition through the clinical workflow. Our goal is to enable our platform to support a significantly greater number of home examinations without requiring a corresponding increase in clinical resources. We believe this is one of the keys to making home ultrasound a more significant part of pregnancy monitoring and fertility care.”

SmartScan AI is intended to support three applications in women’s health: fetal well-being and growth monitoring; the use of ultrasound in advanced pregnancy to provide women with visual feedback on fetal head position and the effect of their pushing efforts as part of preparation for delivery; and monitoring of follicles and endometrial thickness during fertility treatment.

The new grant follows Pulsenmore’s selection in July 2026 for a joint Israel Innovation Authority and Ministry of Health program focused on the development and clinical validation of AI applications for clinical workflow efficiency. Together, the two programs advance complementary elements of Pulsenmore’s AI strategy, applying AI across both home ultrasound acquisition and the clinical workflow, with the goal of enabling the Company’s home ultrasound platform to support a growing volume of examinations efficiently and at scale.

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected development, timing, performance, validation, regulatory pathway and commercial potential of the SmartScan AI program, and the use of the grant. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com